                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                  SCHEDULE TO

         Tender Offer Statement under Section 14 (d) (1) or 13 (e) (1)
                    of the Securities Exchange Act of 1934

                                   Team, Inc.

                       (Name of Subject Company (issuer))

                                   Team, Inc.

                       (Name of Filing Persons (offeror))

                          Common Stock, $.30 par value

                         (Title of Class of Securities)

                                  878155 10 0

                     (CUSIP Number of Class of Securities)

                                 Philip J. Hawk
               Chairman of the Board and Chief Executive Officer
                                   Team, Inc.
                               200 Hermann Drive
                               Alvin, Texas 77511
                                 (281) 331-6154

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:

                               Byron L. Willeford
                Chamberlain, Hrdlicka, White, Williams & Martin
                         1200 Smith Street, Suite 1400
                              Houston, Texas 77002
                                 (713) 658-254

                           CALCULATION OF FILING FEE

===============================================================================
      TRANSACTION VALUATION*                            AMOUNT OF FILING FEE

         Not Applicable                                     Not Applicable
===============================================================================

* Set forth the amount on which the filing fee is calculated and state how it was determined

    [x] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

NEWS                                                           [TEAM INC. LOGO]
-------------------------------------------------------------------------------

TEAM, INC.                 For immediate release
P. O. Box 123              contact: Ted W. Owen
Alvin, Texas 77512         (281) 331-6154


TEAM, INC. ANNOUNCES PROPOSED TENDER OFFER FOR 1.2 MILLION SHARES

ALVIN, TX, April 4, 2001----- Team Inc., (AMEX: TMI) today announced that its Board of Directors has proposed a cash tender offer to purchase up to 1,200,000 shares of the Company's common stock. The purchase price for the tender offer will be $3.00 per share. The Company currently has approximately 7,850,000 shares outstanding. Commencement of the proposed tender offer will be subject to, among other things, completion of all regulatory arrangements. The Company plans to use funds provided by its current credit facility to finance the purchase.

The offer is expected to commence by the end of April 2001. Shareholders will be invited to sell their shares to the Company at $3.00 per share. Due to the possibility of an over-subscription, there is no certainty that the Company will purchase all shares tendered in the completed offer. In the event of over-subscription, shares tendered by shareholders owning less than 100 shares will be accepted first and the remaining tendered shares will be accepted on a pro rata basis by the Company.

Phil Hawk, Team's Chairman and CEO, stated, "We believe that Team Inc. stock is currently undervalued by the market and that there may not be sufficient trading volume to permit shareholders to sell their holdings. This combination of factors led us to conclude that a tender offer for a significant portion of Team's outstanding stock would enhance the value of the holdings of the remaining shareholders while at the same time providing liquidity to those who want to sell their shares. The process will be started as soon as the documents can be completed and mailed to the shareholders."

In July 2000, Team announced the authorization of a stock repurchase program of up to 10% of the Company's outstanding common stock. Pursuant to that program, which has now been suspended as a result of today's announcement, the Company reacquired approximately 450,000 shares on the open market.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES OF TEAM INC. COMMON STOCK. COMMENCEMENT OF THE PROPOSED TENDER OFFER IS SUBJECT TO, AMONG OTHER THINGS, COMPLETION OF ALL REGULATORY FILINGS. ANY SOLICITATION OF OFFERS TO BUY TEAM INC. COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS TO BE SENT BY TEAM INC. TO ITS SHAREHOLDERS ON THE COMMENCEMENT OF THE PROPOSED OFFER.

Team, Inc. is a professional, full-service provider of specialized industrial services and portable field-machining tools. Headquartered in Alvin, Texas, the Company operates in over 40 customer service locations throughout the United States. The Company also serves the international market through both its own international subsidiaries as well as through licensed arrangements in 14 countries. Team, Inc. common stock is traded on the American Stock Exchange under the ticker symbol "TMI".

Any forward-looking information contained herein is being provided in accordance with the provisions of the Private Securities Litigation Reform Act. Such information is subject to certain assumptions and beliefs based on current information known to the Company and is subject to factors that could result in actual results differing materially from those anticipated in any forward-looking statements contained herein. Such factors include domestic and international economic activity, interest rates, and market conditions for the Company's customers, regulatory changes and legal proceedings, and the Company's successful implementation of its internal operating plans. Accordingly, there can be no assurance that any forward-looking statements contained herein will occur or that objectives will be achieved.

         For additional information, contact Philip J. Hawk or Ted W. Owen at
(281) 331-6154.

                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          /s/ PHILIP J. HAWK
                               ---------------------------------------------
                                               (Signature)


                                              Philip J. Hawk,
                                  Chairman of the Board and Chief Executive
                                            Officer of Team, Inc.

                               ---------------------------------------------
                                             (Name and title)


                                               April 5, 2001
                               ---------------------------------------------
                                                  (Date)